Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Fiscal Year Ended June 30,										Three Months Ended Sept 30,
	2000		2001		2002		2003		2004		2004
EARNINGS:
Income before income tax expense	$67,382		$59,325		$78,984		$77,660		$46,157		$1,118
Add: Fixed charges	3,378		2,801		2,967		14,375		13,161		3,243

Earnings as defined	$70,760		$62,126		$81,951		$92,035		$59,318		$4,361

FIXED CHARGES:
Interest expense	$2,246		$1,263		$1,376		$10,038		$8,663		$2,122
Amortization of deferred financing fees	—		—		—		2,542		2,145		544

Interest expense as reported	2,246		1,263		1,376		12,580		10,808		2,666
Portion of rent expense as interest	1,132		1,538		1,591		1,795		2,353		577

Fixed charges as defined	$3,378		$2,801		$2,967		$14,375		$13,161		$3,243

Ratio of earnings to fixed charges	21.0	x	22.2	x	27.6	x	6.4	x	4.5	x	1.3	x

For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.